October 9, 2013

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: First Majestic Silver Corp.
Form 40-F for the Year Ended December 31, 2012
Filed March 28, 2013
File No. 001-34984
Prior Response dated September 18, 2013

Dear Ms. Jenkins:

We hereby acknowledge receipt of the additional comment letter dated October 3, 2013 (the “Comment Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above captioned Annual Report on Form 40-F for the fiscal year ended December 31, 2012 (the “40-F”) and our prior response dated September 18, 2013. We submit this letter in response to your additional comments contained in the Comment Letter. For ease of reference, we have reproduced the text of the comments in bold-face type below, followed by our responses. Terms used but not defined herein have the meanings set forth in the 40-F.

Form 40-F for the Year Ended December 31, 2012

Exhibit 99.3 Management’s Discussion and Analysis
Total Cash Cost Per Ounce and Total Production Cost Per Tonne, page 19

1.

We note your response to our prior comment 9. In future filings, please include a table which breaks out the individual by-product credits attributable to lead, gold, zinc and iron ore on both a dollar and per ounce basis and reconcile these amounts to total by-product credits. Please provide to us a draft of your revised disclosure.

Regarding individual by-product credits attributable to lead, gold, zinc and iron on both a dollar and per ounce basis, we propose to augment our Cash Cost reconciliation table to disclose this information. The revised proposed disclosure, using December 31, 2012 data to illustrate, is presented below:

(expressed in thousands of U.S. dollars,	Year Ended December 31, 2012					Year Ended December 31, 2011
except ounce and per ounce amounts)	San Martin	La Parrilla	La Encantada	La Guitarra	Total	San Martin	La Parrilla	La Encantada	Total
Cost of sales (as reported)					$79,747				$66,787
Add (Deduct): Cost of sales for Vancouver, Europe and intercompany elimination					(497)				(2,008)
Cost of sales (mine)	$12,445	$26,324	$35,088	$5,393	$79,250	$12,641	$16,021	$36,117	$64,779
Add: Third party smelting and refining	310	12,600	1,927	2,978	17,815	427	6,425	1,659	8,511
Deduct: Employee benefits	-	-	(2,144)	(58)	(2,202)	(383)	(13)	(4,819)	(5,215)
Inventory changes	386	(16)	1,657	(1,048)	979	107	456	1,245	1,808
Other non-cash costs	29	(534)	(601)	57	(1,049)	(364)	(541)	(282)	(1,187)
Total cash cost before by-product credits (A)	$13,170	$38,374	$35,927	$7,322	$94,793	$12,428	$22,348	$33,920	$68,696
Deduct: By-product credits attributed to
Gold	(1,994)	(1,158)	(172)	(3,001)	(6,325)	(1,686)	(720)	(151)	(2,557)
Lead	-	(10,696)	(2)	-	(10,698)	-	(6,777)	-	(6,777)
Zinc	-	(3,460)	-	-	(3,460)	-	(25)	-	(25)
Iron	-	-	(1,776)	-	(1,776)	-	-	(895)	(895)
Total by-product credits	(1,994)	(15,314)	(1,950)	(3,001)	(22,259)	(1,686)	(7,522)	(1,046)	(10,254)
Total cash cost after by-product credits (B)	$11,176	$23,060	$33,977	$4,321	$72,534	$10,742	$14,826	$32,874	$58,442

Tonnes produced	286,206	670,670	1,515,795	60,499	2,533,170	286,758	356,996	1,384,040	2,027,794
Total ounces of silver produced	957,195	2,848,171	4,036,502	389,927	8,231,795	1,055,745	1,759,412	4,366,636	7,181,793
Deduct: Metal deduction ounces	3,926	98,376	20,182	118,819	241,303	5,279	60,322	21,833	87,434
Payable ounces of silver produced (C)	953,269	2,749,795	4,016,320	271,108	7,990,492	1,050,466	1,699,090	4,344,803	7,094,359

Total cash cost per ounce before by-product credits (A/C)	$13.81	$13.95	$8.95	$27.01	$11.87	$11.83	$13.15	$7.81	$9.68
Total cash cost per ounce after by-product credits (B/C)	$11.72	$8.38	$8.46	$15.94	$9.08	$10.22	$8.72	$7.57	$8.24

Mining cost per ounce	$3.79	$2.89	$1.85	$6.14	$2.58	$4.01	$3.28	$1.24	$2.14
Milling cost per ounce	6.82	4.45	5.34	3.46	5.15	4.79	3.96	5.04	4.74
Indirect cost per ounce	2.44	1.20	0.92	5.32	1.35	2.21	1.68	0.87	1.26
Total production cost per ounce	$13.05	$8.54	$8.11	$14.92	$9.08	$11.01	$8.92	$7.15	$8.14
Transport and other selling costs per ounce	0.44	0.59	0.36	1.11	0.48	0.41	0.45	0.28	0.34
Smelting and refining costs per ounce	0.32	4.58	0.48	10.98	2.23	0.41	3.78	0.38	1.20
Royalties per ounce	-	0.24	-	-	0.08	-	-	-	-
Total cash cost per ounce before by-product credits (A/C)	$13.81	$13.95	$8.95	$27.01	$11.87	$11.83	$13.15	$7.81	$9.68
Deduct: By-product credits attributed to
Gold by-product credits per ounce	(2.09)	(0.42)	(0.04)	(11.07)	(0.79)	(1.61)	(0.44)	(0.03)	(0.35)
Lead by-product credits per ounce	0.00	(3.89)	0.00	0.00	(1.35)	0.00	(3.98)	0.00	(0.96)
Zinc by-product credits per ounce	0.00	(1.26)	0.00	0.00	(0.43)	0.00	(0.01)	0.00	0.00
Iron by-product credits per ounce	0.00	0.00	(0.45)	0.00	(0.22)	0.00	0.00	(0.21)	(0.13)
Total by-product credits per ounce	(2.09)	(5.57)	(0.49)	(11.07)	(2.79)	(1.61)	(4.43)	(0.24)	(1.44)
Total cash cost per ounce after by-product credits (B/C)	$11.72	$8.38	$8.46	$15.94	$9.08	$10.22	$8.72	$7.57	$8.24

Mining cost per tonne	$12.62	$11.84	$4.90	$27.49	$8.15	$14.70	$15.61	$3.90	$7.49
Milling cost per tonne	22.71	18.26	14.14	15.51	16.23	17.54	18.83	15.83	16.60
Indirect cost per tonne	8.13	4.93	2.42	23.84	4.24	8.10	8.04	2.71	4.41
Total production cost per tonne	$43.46	$35.03	$21.46	$66.84	$28.62	$40.34	$42.48	$22.44	$28.50

The Company hereby acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the above, please contact me at (604) 688-3033 or Stewart Muglich of Clark Wilson, LLP at (604) 687-5700.

Very truly yours,

/s/ Raymond Polman, CA

Raymond Polman, Chief Financial Officer

cc:	Jamie Kessel, Securities and Exchange Commission
Keith Neumeyer, President and Chief Executive Officer
Ramon Davila Flores, Chief Operating Officer
Stewart Muglich, Clark Wilson, LLP
James Beeby, Miller O’Connor Irwin, LLP
Fraser Liptrot, Deloitte LLP